Michael K. Krebs

Direct Line: (617) 439-2288

Fax: (617) 310-9288

E-mail: mkrebs@nutter.com

June 18, 2020

108552-26

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith (griffithj@sec.gov)

Re:	Eastern Bankshares, Inc.
Registration Statement on Form S-1
Submitted May 4, 2020
CIK No. 0001810546
File No. 377-03151

Ladies and Gentlemen:

We are writing in response to your letter dated May 29, 2020, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the above-referenced submissions for Eastern Bankshares, Inc. (the “Company”). The Company has considered the Staff’s comments and its responses are set forth below. To facilitate the Staff’s review, we have keyed the Company’s responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

In addition, we hereby submit the registration statement on Form S-1, which has been revised in response to the Staff’s comments and to update other disclosures, including for information as of and for the three months ended March 31, 2020 and 2019.

DRAFT REGISTRATION STATEMENT ON FORM S-1 SUBMITTED MAY 4, 2020

Summary, page 1

1.

Please expand your discussion of Eastern Bankshares, Inc.’s formation to include a discussion of the timing of the Conversion, including the operative terms of the Plan of Conversion and when each step will occur relative to the offering. We note that the Plan of Conversion will be filed by amendment. Please note that we may have comments on the Plan and that you should allow adequate time for the staff to review the exhibit.

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June 18, 2020

Company Response:

The Company has added a detailed disclosure regarding the Conversion and the merger of Eastern Bank Corporation into Eastern Bankshares, Inc. immediately prior to the completion of the offering, as well as the effects of the Conversion on Eastern Bank. Please see the sections titled “The Conversion and Offering—Reorganization of Eastern Immediately Prior to Completion of Offering” and “The Conversion and Offering—Effects of Conversion” beginning on page 148 of the prospectus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies – Allowance for Loan Losses, page F-11

2.

We note your reference to the floor methodology for determining the general component of the allowance for loan losses. Please tell us in greater detail how you apply the floor methodology to your loan portfolio when computing the allowance for loan losses and how it is appropriate under GAAP. Provide examples in your response to illustrate the floor methodology. Include additional disclosure in your next amendment as appropriate.

Company Response:

Background:

As noted in the Staff’s comment, as part of our methodology for determining the general component of our allowance for loan losses at the end of each reporting period, we utilize relevant industry loan loss data as one of the qualitative factors in our consideration of the reasonableness of our allowance for loan losses, which we refer to as a “floor.” Utilizing this data allows us to identify when reliance solely on our own internal loss history may not result in the best estimate of the incurred losses in our loan portfolios at the end of each reporting period. The general component of our allowance for loan losses is determined after careful consideration of the economic cycle look-back loan loss rates, plus qualitative adjustments, by loan type. One of the qualitative factors we use in this estimate is determined using industry loan loss data.

We believe obtaining and assessing relevant industry loan loss data as part of our ultimate determination is important for two primary reasons.

First, our internal loan loss data on a portfolio basis is only available dating back to 2007 and, given relevant industry loss data is available for periods prior to 2007, we determined that this data should be obtained and considered. The industry data we use provides loan loss data

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June 18, 2020

from 1991 through the present, and therefore captures data from what we believe to be an appropriate length of time to capture multiple credit cycles.

Second, beginning in 2008 and continuing through 2011 we modified our lending strategy to limit balance sheet growth and preserve capital. Excluding acquisitions, our lending portfolios declined during this period. Beginning in 2012, we modified our lending strategy to focus on growth and added new commercial lending segments, including real estate investment trust lending and syndications, and beginning in 2015, added asset-based lending. In addition, during this period, our average commercial loan size significantly increased. Therefore, we believe that the recent changes in our lending practices and the related impact on the composition of our loan portfolio warrant consideration of relevant historical industry losses and a longer historical lookback period, in addition to our own loss history.

The information derived from this relevant industry data and longer look back period informs our determination of the incurred losses at the measurement date of the allowance for loan losses.

How we apply our floor methodology:

We use relevant industry data for each of the following loan portfolios: (i) commercial and industrial, (ii) commercial real estate, (iii) business banking, (iv) residential real estate, (v) consumer home equity and (vi) other consumer. This loan loss data is carefully compiled and analyzed to assist in determining the average loss rates applicable to each of our loan portfolios. Each quarter, we perform an analysis to assess the industry data to (i) determine the applicability to our respective loan portfolios and (ii) determine how to factor the industry data into our determination of the general component of our allowance for loan losses. Once we determine that using the industry data as a qualitative adjustment to our own loss data is appropriate for the given reporting period, our historical average loss data is adjusted to factor in the industry data, determined on a portfolio-by-portfolio basis.

Our weighting of industry loan loss data in any given reporting period is based on specific facts and circumstances in the respective loan portfolio at that time. For example, in recent periods, a portion of our business banking portfolio, which is underwritten primarily using a proprietary scoring system, which we refer to as a scored portfolio, has seen an increase in loan losses and therefore the use of industry loan loss data has not been as heavily weighted in our qualitative adjustments. Further, we expect that as the economic conditions for our customers continue to worsen as a result of the Covid-19 pandemic, the use of all of our qualitative factors, including industry loan loss data, will continue to be reassessed.

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Example:

The following is an example of how we applied our methodology in the determination of the general component of the allowance for loan losses to our commercial real estate loan portfolio as of December 31, 2019.

We assessed our economic cycle look-back loan loss rates, which were available dating back to 2007. Initially, this data was adjusted for qualitative adjustments, including internal infrastructure factors (e.g., underwriting standards, staff experience, examinations, etc.), external factors (e.g., regional GDP growth, housing starts, unemployment, etc.) and portfolio factors (e.g., growth rate, risk segmentation, vintage, etc.), and loss estimation and reserve adequacy factors, which indicated that an allowance for loan losses of 0.79%, or $28.3 million, was appropriate. We then assessed the relevant commercial real estate industry loan loss data, sourced from the Federal Reserve, covering the historical period dating back to 1991. Average industry losses for commercial real estate loans over this period adjusted for loss emergence period was 1.08%, indicating that our calculated reserves are less than the longer-term industry average. We performed an analysis of this industry loss data centered around comparing our own historical loss experience to the industry over our current lookback period (2007-2019). Based on this analysis we determined a factor weight to apply to the industry data in determining a qualitative factor adjustment. An additional qualitative adjustment of 0.12%, or $4.3 million, in reserves was determined, resulting in an allowance for loan losses of 0.91%, or $32.6 million, specific to our commercial real estate portfolio.

Considerations of applicability under GAAP:

We calculate the general component of our allowance for loan losses in accordance with ASC 450-20, which states that losses should be estimated and accrued when the following two conditions are met: (i) information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated.

ASC 450-20 states that in order to accrue a loan loss, the event that caused the accrual of that loan loss (i) must have already occurred by the end of the reporting period and (ii) the loan loss must be reasonably estimable. We believe both of these factors create estimation uncertainty and require significant judgement and, therefore, our use of industry loan loss data as a qualitative factor, adjusted to each of our loan portfolios through the quarterly assessment of the applicability of such data, as discussed above, is important to estimate our incurred loan losses at the end of each reporting period. Based on our limited history of loan loss data, and our loan categories and customers, we believe that industry-specific historical data related to our loan

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portfolios is a critical element in being able to estimate a reasonable allowance for loan losses in accordance with ASC 450-20.

Further, in determining the appropriateness of using industry loan loss data, we considered the guidance from the Interagency Policy Statement on the Allowance for Loan and Lease Losses. Specifically, we considered the July 1999 Joint Interagency Letter to Financial Institutions issued by banking agencies and the SEC, which states that (i) arriving at an appropriate allowance involves a high degree of judgment and results in a range of estimated losses, (ii) prudent, conservative, but not excessive, loan loss allowances that fall within an acceptable range of estimated losses are appropriate, (iii) determining the allowance for loan losses involves a high degree of estimation uncertainty and (iv) the loan loss allowance should take into consideration all available information existing as of the financial statement date.

We believe this guidance further supports, given the inherent estimation uncertainty in determining our allowance for loan losses and the relatively limited look-back period we have for our own loan loss data, our use of industry loan loss data as a qualitative adjustment to our own loss history data. This data provides us with information that we believe is important to better estimate the incurred losses in our respective loan portfolios at the end of each reporting period.

Other:

Finally, as noted in footnote 1 to our consolidated financial statements, we anticipate that we will adopt Accounting Standards Update (ASU) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, during the year ending December 31, 2021. As such, our methodology for estimating our loan losses is currently being transformed as we transition to the expected loss model.

We respectfully refer the Staff to pages 83 and F-11 on the Form S-1 filed on June 18, 2020 for the corresponding edits to our accounting policy as it relates to our determination of the general component of our allowance for loan losses.

Note 4. Loans and Allowance for Loan Losses, page F-24

3.

We note that you had $21.9 million of troubled debt restructurings (TDRs) that were modified during the prior 12 months and subsequently defaulted during 2019. We further note that you did not charge off any TDRs in 2019 for loans that were modified during the prior 12 months. Please provide additional information on these TDRs that subsequently defaulted during 2019 including the following:

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•	Quantify TDRs in past due status in the appropriate buckets (30-59 days, 60-89 days, 90 days or more);

•	Quantify TDRs in Nonaccrual status;

•	Quantify specific reserves related to TDRs;

•	Provide support for your conclusion that none of these TDRs should be charged off during 2019; and

•	An update on these loans in 2020.

Company Response:

As noted by the Staff, we had $21.9 million of TDRs that defaulted post modification during 2019. Two commercial relationships comprised this TDR balance; one with a balance of $5.8 million and one with a balance of $16.1 million. Both of these TDRs were current as of December 31, 2019 and continue to be current as of March 31, 2020.

The relationship with a balance of $5.8 million has been on non-accrual status since June 2019 but was in the final stages of a merger transaction as of December 31, 2019 that was expected to create a successor entity with improved financial condition, and this merger was consummated early in the second quarter of 2020. As a result of this merger, the loans have been paid off in full and new loans with the successor entity were originated and are performing satisfactorily as of the date of the filing of our Form S-1. As such, these loans did not meet our charge-off criteria, under U.S. GAAP, in either 2019 or the first quarter of 2020.

The relationship with a balance of $16.1 million has been on non-accrual status since September 2019 and, as a result, we had a specific allowance for loan losses of $1.2 million as of December 31, 2019 and $1.6 million as of March 31, 2020. Although there was a recapitalization of these loans in the second quarter of 2020, the borrower continues to face significant operating challenges and, therefore, we will continue to assess the adequacy of the impairment on a quarterly basis. However, although this borrower continues to face operating challenges, these loans did not meet our charge-off criteria, under U.S. GAAP, in either 2019 or the first quarter of 2020.

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4.

We note you have material loan participations in the periods presented. Please tell us and revise your next amendment, as appropriate, to describe in detail the following concerning these loan participations in the periods presented:

•

How you determined the amount of provision to record at each quarter and year-end on loan participations, if you receive this information from the lead bank, and the procedures you performed to validate the information you obtained from the lead bank;

•	Quantify the loan participations included in each loan segment;

•	Quantify the loan participations included in non-accrual and impaired loans;

•	Quantify the provision for loan losses on these loans, if any; and

•	Quantify the charge-offs on these loans, if any.

•

Given your significant composition and total balance of loan participations, consider more transparent and disaggregated disclosures by segmenting loan participations in your allowance for loan loss disclosures.

Company Response:

As noted in the Staff’s comment, we have material loan participations in the periods presented. As of December 31, 2019, our loan portfolio included approximately $1.0 billion of loan participations, all of which we acquired from other lenders. Approximately 61% of these loans were within our commercial and industrial portfolio, 33% within our commercial real estate portfolio, and 7% within our commercial construction portfolio. These loan participations meet the same underwriting, credit and portfolio management standards as any of the loans we originate, and we use the same criteria to determine the allowance for loan losses for our loan participations that we use for our originated loans. In some, but not all situations, the lead or agent bank facilitates the flow of information from the borrower about its operating results and business strategies, and this information is substantially consistent with the information we receive on the loans we originate. However, we do not rely on the lead or agent bank for any credit judgement related to loan participations and our assessment of the loan risk rating is based solely on our own information, criteria, controls and processes.

In our portfolio of loan participations, we have one loan, totaling $16.1 million, that was on non-accrual status and had a specific allowance for loan losses of $1.2 million as of December 31, 2019 and $1.6 million as of March 31, 2020. This loan is also one of the TDRs discussed in our response to the Staff’s Comment No. 3 above.

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The remainder of the loan participation portfolio is included with the other loans in the respective loan portfolio categories and are assessed with those other loans in determining our allowance for loan losses at the end of each reporting period. As our criteria and process for determining the allowance for loan losses for our loan participations is the same as what we use for our originated loans, we believe that grouping them with the other loans within each of our loan categories for purposes of our allowance for loan loss disclosures is appropriate. Further, we do not have any other material loan participations that we believe require more disaggregated disclosure related to our allowance for loan losses.    However, in order to provide a summary of our loan participation portfolio, we will include a table with the following information in future filings.

We respectfully refer the Staff to page F-44 on the Form S-1 filed on June 18, 2020 for the corresponding edits to our disclosure to include certain summary data related to our loan participations.

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June 18, 2020

If you have any questions or require any additional information, please do not hesitate to contact me at (617) 439-2288 or mkrebs@nutter.com.

Sincerely,

/s/ Michael K. Krebs
Michael K. Krebs

MKK:

cc:	Mr. Robert F. Rivers
Chair and Chief Executive Officer
Eastern Bankshares, Inc.

Mr. James B. Fitzgerald
Chief Administrative Officer, Chief Financial Officer
Eastern Bankshares, Inc.

Kathleen C. Henry, Esq.
Executive Vice President, General Counsel and Corporate Secretary
Eastern Bankshares, Inc.

Lee A. Meyerson, Esq.
Lesley Peng, Esq.
Simpson Thacher & Bartlett LLP

4847055.1